Form 20-F
WORLD WIDE LTD
filed 2003-03-28
CIK 9145

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 20-F

ANNUAL REPORT PURSUANT TO SECTIONS 13 AND 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2002, Commission File No. 2-12653

WORLD WIDE LIMITED

West Wind Building, Box 1380, Cayman Islands, B.W.I.

Securities Registered Pursuant to Section 12 (b) of the Act

           Title                                               Name of Exchange


American Depository Receipts For                                     None
Ordinary Shares BAH$2.86 Par Value
WORLD WIDE LIMITED

Securities Registered Pursuant to Section 12 (g) of the Act

           Title


American Depository Receipts For
Ordinary Shares BAH$2.86 Par Value
WORLD WIDE LIMITED

                                     PART I

Item 1 Identity of Directors, Senior Management and Advisers
------------------------------------------------------------

         Not applicable since filing as an annual report under the Exchange Act.

Item 2 Offer Statistics and Expected Timetable
----------------------------------------------

         Not applicable since filing as an annual report under the Exchange Act.

Item 3 Key Information
----------------------

a) Selected financial data

                                   2002               2001                2000               1999              1998
                                   ----               ----                ----               ----              ----

Operating Revenues                 $1,432,744         $1,428,658          $1,726,251         $1,712,399        $1,587,654

Income from Operations             $412,873           $441,676            852,983            831,446           601,972

Other Income                       $94,401            $216,188            200,260            192,086           186,823

Per share income from operations
                                   $0.68              $0.75               $1.44              $1.41             $1.02

Total Assets                       $9,043,094         $11,450,973         $11,780,084        $11,605,291       $11,454,615

Long Term Obligations              -                  -                   -                  -                 -

Cash dividend declared per         $5.25              $1.75               $1.50              $1.25             $1.10
common share


b) Capitalization and indebtedness

         Not applicable since filing as an annual report under the Exchange Act.

c)       Reasons for the offer and use of proceeds

         Not applicable since filing as an annual report under the Exchange Act.

d)       Risk factors

         The companies business is primarily dependent on the need for office space in the Cayman Islands, mostly by businesses involved in the financial industry, and their need is based on the ever changing regulatory and economic conditions worldwide.

Item 4 Information on the Company
---------------------------------

         World Wide Limited (the "Company") was incorporated on July 30, 1952 in the Commonwealth of the Bahamas where no income or capital gains taxes are levied. The Company's principal activity is the leasing of its commercial real estate located in the Cayman Islands.

         The consolidated financial statements include the accounts of World Wide Limited and its wholly-owned subsidiary West Wind Holdings Limited.

         West Wind Holdings Limited holds all the operating assets of the consolidated entity.


         The Company's holds approximately 69,900 square feet of commercial building space for rent in the Cayman Islands. Approximately 75% and 82% of total square feet were occupied by tenants respectively, at January 31, 2002 and January 31, 2001.

Item 5 Operating and Financial Review and Prospects
---------------------------------------------------

a)       Operation results

         New tenants have not been found to fully replace the major tenant loss which occurred during December 1999.

         Management believes that the Company is well positioned to compete in the current market, considering the prime locations of many of its properties and its well-established reputation for service.

b)       Liquidity & capital resources

         No material deficiency exists nor is expected to exist.

         Current Ratio (Current Assets/Current Liabilities) at January 31,:

                               2002             2001            2000             1999               1998
                               ----             ----            ----             ----              -----
                               20               29              47                46                  15

         Liquidity Ratio (Total Assets/Total Liabilities) at January 31,:

                               2002              2001            2000             1999             1998
                               ----              ----            ----            -----            -----


                               117                83              132             144               54


         At January 31, 2002, the Company holds cash and cash equivalents of $1,249,126 and has no debt. All term deposits have an original maturity of less than 3 months.

         There are at present no material commitments for capital expenditures.

c)       Research and development, patents and licenses, etc.

         Not applicable.

d)       Trend information

         The need for office space over the past year has shown very little movement.

Item 6 Directors, Senior Management and Employees
-------------------------------------------------

a)       Directors and senior management

         Bradley Armstrong - Director
         Arni L. Sumarlidason - Director, President
         William Mc P. Christie - Director, Secretary
         Ivan Ebanks - Director

b)       Compensation

         During the year ended January 31, 2002, the Company and its subsidiaries paid $150,989 in aggregate compensation to all directors and officers as a group for services in all capacities.

c)       Board practices

         Not applicable.

d)       Employees

         As at January 31, 2002 there were 5 full-time and 2 part-time employees. There have been no significant changes in recent years. There are no labor unions.

e)       Share ownership

         As at January 31, 2002 the Armstrong family owned 158,407 ADR's representing 24.7% of all outstanding shares. Arni Sumarlidason owned 114,587 ordinary shares and 1,332 ADR's representing 18.1% of all outstanding shares. Ivan Ebanks owned 50,000 ordinary shares, representing 7.8% of all outstanding shares. The Bank of Stockton owned 40,000 ADR's representing 6.2% of all outstanding shares.

Item 7 Major Shareholders and Related Party Transactions
--------------------------------------------------------

         The Company is not directly or indirectly owned or controlled by any government. Arni Sumarlidason, Director and Officer, owns 114,587 ordinary shares and 1,332 ADR's of the Company, representing 18.1% of all outstanding shares. The Armstrong family owns 158,407 ordinary shares representing 24.7% of all outstanding shares. Ivan Ebanks, Director, owns 50,000 ordinary shares, representing 7.8% of all outstanding shares. Substantially all other shares are in the form of American Depository Receipts. The Bank of Stockton owns 40,000 ADR's, representing 6.2% of all outstanding shares. Management is not aware of any other shareholder that directly or indirectly owns in excess of 5% of these shares.

         During the year ended January 31, 2002, $250,000 was loaned to a director of the Company for the purchase of shares. For the preceding 3 years there were no related party transactions.

Item 8 Financial information
----------------------------

         Consolidated financial statements for the year ended January 31, 2002 have been attached to this report.

         The Company's dividend distribution policy is to pay the maximum dividends possible out of the Company's profits.

         The only significant change since the last audited statement (January 31, 2001) is that interest income has decreased significantly due to lower interest rates and having fewer funds on deposit.

         There were no material pending legal proceedings at January 31, 2002.

Item 9 The Offer and Listing
----------------------------

         The Company's shares are traded in the United States over-the-counter securities market in the form of American Depository Receipts, issued by Registrar and Transfer Company and each secured by one share of the Company's stock. Both the United States and non-United States trading markets for the ordinary shares of the Company were limited to 476,369 shares during the year ended January 31, 2002.

         Sales prices during each full quarterly period during the two years ended January 31, 2002 and 2001, are not readily available due to the low level of trading activity during that period.

Item 10 Additional Information
------------------------------

a)       Share capital

         Not applicable since filing an annual report under the Exchange Act.

b)       Memorandum and articles of association

         The Company was incorporated in the Bahamas under the Companies Act on July 30, 1952 with the name Bahamas Helicopters Limited. On July 22, 1957 the Company's name changed to World Wide Helicopters Limited. On December 30, 1981 the Company's name changed to World Wide Limited.

         Registered Agent of the Company is Higgs & Johnson, Nassau, Bahamas.

         The objects for which the Company is established are to engage in any act or activity that is not prohibited under any law for the time being in force in the Bahamas and without limiting the foregoing to engage in commercial real estate.

         The business and affairs of the Company shall be managed by the Directors. The Directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or any third party. A director shall not require a share qualification, and may be an individual or a company.

         The designations, powers, preferences, rights, qualifications, limitations and restrictions of each class and series of shares that the Company is authorized to issue shall be fixed by a resolution of Directors, but the Directors shall not allocate different rights as to voting, dividends, redemption or distributions on liquidation between the shares of the Company unless the Memorandum of Association shall have been amended to create separate classes of shares and all shares in each separate class and series shall have identical rights as to voting, dividends, redemption and distributions.

         The Directors of the Company may convene meetings of the shareholders of the Company at such times and in such manner and places within or outside the Bahamas as the directors consider necessary or desirable. Upon the written request of shareholders holding 10% or more of the outstanding voting shares in the Company the Directors shall convene a meeting of shareholders.

         The Company may by a resolution of Directors declare and pay dividends in money, shares, or other property.

c)       Material contracts

         There have been no material extraordinary contracts during the past two years.

d)       Exchange controls

         None

e)       Taxation

         The Company and its shareholders are not required to pay income, profits or capital gains taxes to the Cayman Islands Government, as no such taxes are levied in this jurisdiction. No reciprocal tax treaty with regard to withholdings exist between the United States and the Cayman Islands.

f)       Dividends and paying agents

         Not applicable since filing an annual report under the Exchange Act.

g)       Statement by experts

         Not applicable since filing an annual report under the Exchange Act.

h)       Documents on display

         All applicable documents are either held by our registered office in Nassau, Bahamas or by ourselves in the Cayman Islands.

i)       Subsidiary Information

         Refer to consolidated financial statements.

Item 11 Quantitative and Qualitative Disclosures About Market Risk
------------------------------------------------------------------

Not applicable.

Item 12 Description of Securities Other than Equity Securities
--------------------------------------------------------------

Not applicable since filing as an annual report under the Exchange Act.


                                     PART II

Item 13 Defaults, Dividend, Arrearages and Delinquencies
--------------------------------------------------------

None.

Item 14  Material  Modifications  to the Rights of  Security  Holders and Use of
--------------------------------------------------------------------------------
Proceeds
--------------------------------------------------------------------------------


None.


Item 15 Controls and Procedures
-------------------------------

Based on management's evaluation as of a date within 90 days of this filing, they have concluded that the Company's controls and procedures are effective to ensure that the information required to be disclosed in this Form 20-F, as filed with the SEC, is recorded, processed, summarized and reported in a timely manner.

There have been no significant changes in the Company's internal controls of in other factors that could significantly affect these controls subsequent to the date of the evaluation. Therefore, no corrective action has been taken with respect to significant deficiencies and material weaknesses.

Item 16 Reserved
----------------

                                    PART III

Item 17, 18 & 19 Financial Statements and Exhibits
--------------------------------------------------


                          INDEX TO FINANCIAL STATEMENTS

The 2002 and 2001 financial statements together with the report thereon of Deloitte & Touche dated December 11, 2002, appearing on pages 2 to 7 of the accompanying 2002 Annual Report to shareholders are incorporated in this Form 20-F Annual Report.

Accounting principles and methods adopted in the accounts do not vary materially from accounting principles and methods generally accepted in the United States of America.

With the exception of the aforementioned information, the 2002 Annual Report to shareholders is not to be deemed filed as part of this report. Schedules not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

The individual non-consolidated financial statements of the registrant have been omitted since the registrant is primarily an operating company and all subsidiaries included in the consolidated financial statements, in the aggregate, do not have minority equity interests and/or indebtedness to any person other than the registrant or its consolidated subsidiaries in amounts which together exceed 5 percent of total consolidated assets at January 31, 2002, excepting indebtedness incurred in the ordinary course of business which is not overdue and which matures within one year from the date of its creation.

CONSENT OF INDEPENDENT ACCOUNTANTS
----------------------------------

We hereby consent to the application of our independent auditor's report, which appears in the 2002 Annual Report to shareholders of World Wide Limited, to the additional financial data listed in the foregoing index when this data is read in conjunction with the financial statements in such 2002 Annual Report to shareholders. Our report and the financial statements have been incorporated in this Form 20-F Annual Report. The examinations referred to in our report included examination of the additional financial data in the foregoing index.


January 14, 2003


George Town                                                   Deloitte & Touche
Grand Cayman


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                              WORLD WIDE LIMITED




                                                              Ivan Ebanks, CEO




                                                              Date

CERTIFICATIONS

I, Ivan Ebanks, certify that:

1.   I have reviewed this annual report on Form 20-F of World Wide Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact of omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design of operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




     Date:
          ---------------                   ------------------------------------
                                                         Signature
                                                           Title

CERTIFICATIONS

I, Charles Whitney, certify that:

1.   I have reviewed this annual report on Form 20-F of World Wide Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact of omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design of operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




     Date:
          ---------------                   ------------------------------------
                                                         Signature
                                                           Title