Form 20-F
WORLD WIDE LTD
filed 2003-12-22
CIK 9145

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2003

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 2-12653

                               World Wide Limited
             (Exact name of Registrant as specified in its charter)

--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

              West Wind Building, Box 1380, Cayman Islands, B.W.I.
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class             Name of each exchange on which registered

___________________             ________________________________________________

___________________             ________________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

       American Depository Receipts For Ordinary Shares BAH$2.86 Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

       American Depository Receipts For Ordinary Shares BAH$2.86 Par Value
                                (Title of Class)

SEC 1852 (12-03)  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                     PART I

Item 1 Identity of Directors, Senior Management and Advisers

      Not applicable since filing as an annual report under the Exchange Act.

Item 2 Offer Statistics and Expected Timetable

      Not applicable since filing as an annual report under the Exchange Act.

Item 3 Key Information

a)    Selected financial data

                                       2003          2002          2001          2000          1999
                                       ----          ----          ----          ----          ----

Operating Revenues                  $1,419,831    $1,432,744    $1,428,658    $1,726,251    $1,712,399

Income from Operations                $223,032      $412,873      $441,676      $852,983      $831,446

Other Income                           $14,397       $94,401      $216,188      $200,260      $192,086

Per share income from operations         $0.35         $0.68         $0.75         $1.44         $1.41

Total Assets                        $8,493,832    $8,793,094   $11,450,973   $11,780,084   $11,605,291

Long Term Obligations                       --            --            --            --            --

Cash dividend declared per
common share                             $1.00         $5.25         $1.75         $1.50         $1.25

Net Income                            $237,429      $507,274      $657,864    $1,053,243    $1,023,532

Basic Earnings @ share                   $0.37         $0.84         $1.11         $1.78         $1.73

Diluted earnings  @ share                $0.37         $0.84         $1.11         $1.78         $1.73

Net Assets/S/H Equity               $8,361,575    $8,715,626   $11,313,622   $11,690,848   $11,524,825

Capital Stock                       $2,355,872    $2,355,872    $2,105,872    $2,105,872    $2,105,872

b)    Capitalization and indebtedness

      Not applicable since filing as an annual report under the Exchange Act.

c)    Reasons for the offer and use of proceeds

      Not applicable since filing as an annual report under the Exchange Act.

d)    Risk factors

      Competition. There is a limited amount of office space and tenants in the Cayman Islands. If the Company is not able to compete effectively with other businesses in the Cayman Islands for office space and tenants, its business and results of operations could be materially adversely affected.

      Dependence on need of other businesses for office space. The Company's business is primarily dependent on the need for office space in the Cayman Islands, mostly by businesses involved in the financial industry, and their need is based on the ever changing regulatory and economic conditions worldwide. If the needs of these other businesses should change, the Company's business and results of operations could suffer.

      Uncertain regulatory environment. Recently, the United States has passed new regulations and proposed regulations relating to money laundering and financial institutions that may adversely affect the businesses in the Cayman Islands. In addition, an adverse change in the tax regulations for U.S. companies doing business in the Cayman Islands could adversely affect the businesses that the Company relies on for tenants. If there are any adverse regulatory changes, the demand for the Company's office space could suffer.

Item 4 Information on the Company

      World Wide Limited ("World Wide Ltd." or the "Company") was incorporated on July 30, 1952 in the Commonwealth of the Bahamas where no income or capital gains taxes are levied. The Company's registered business office is at:

            H&J Corporate Services Ltd.
            P.O. Box SS-19084
            Nassau, Bahamas
            Phone 242-322-8571

      The consolidated financial statements include the accounts of World Wide Ltd. and its wholly-owned subsidiary West Wind Holdings Limited ("West Wind West Wind Holdings Ltd." or "West Wind Holdings"). West Wind Holdings is the Company's only significant subsidiary and it holds all the operating assets of the consolidated entity. West Wind Holdings was incorporated in the Cayman Islands.

      The Company's principal activity is the leasing of its commercial real estate located in the Cayman Islands whereby it deals directly with potential clients. The Company works within the framework of the laws of the Cayman Islands. The Company holds approximately 74,200 square feet of commercial building space for rent in the Cayman Islands. Approximately 76% and 75% of total square feet were occupied by tenants respectively, at January 31, 2003 and January 31, 2002. The Company currently has no unutilized property subject to environmental issues. Currently, the Company has plans calling for upgrading windows and air-conditioning in one of its larger office buildings, but there are no principal capital expenditures and divestitures currently in progress. There have been no materially important events and no investments or divestitures since the beginning of the company's last three financial years to date. The Company is not subject to seasonal fluctuations and is not dependent on contracts, other than its leases with tenants.

Item 5 Operating and Financial Review and Prospects

a)    Operating results

      The significant changes from fiscal 2002 to fiscal 2003 are decreased interest income and increased operating expenses leading to a decrease in net income from 2002 to 2003. The decrease in interest income is due to lower interest rates and having fewer funds on deposit. The increase in operating expenses is due to increases in utilities usage, insurance premiums and repair expenses.

      The Company had similar significant changes from fiscal 2001 to fiscal 2002 of a decrease in interest income and an increase in operating expenses resulting in a decrease in net income.

      Significant Accounting Policies. The Company believes that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

            Accounts receivable. The Company evaluates its receivables for collectibility on an on-going basis. The allowance for doubtful accounts is estimated by management based on the evaluation of the likelihood of success in collecting the receivables and historical collection experience. At January 31, 2003 and 2002, all accounts receivable were estimated to be collectible and no allowance for doubtful accounts was recorded.

            Property and equipment. Property and equipment are recorded at historical cost and depreciated over their estimated useful lives as follows:

                   Buildings     25-50 years, straight-line

                   Equipment     5-10 years, straight-line

            Revenue recognition. The Company recognizes rental income on a straight line basis over the term of each lease. There are no scheduled increases or decreases in the lease payments.

            Earnings per share. The basic earnings per share are equal to dilutive earnings per share as the Company has not issued potentially dilutive securities. Earnings per share are calculated on the basis of the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year ended January 31, 2003 is 641,480 (2002: 603,980;
            2001: 591,480).

            Fair value of financial instruments. The carrying value of financial instruments approximates their fair value principally due to the short-term nature of such instruments. The Company does not have a significant concentration of credit risk.

            Use of estimates. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b)    Liquidity & capital resources

      At January 31, 2003, the Company holds cash and cash equivalents of $920,675 and has no debt. All term deposits have an original maturity of less than three months. There are at present no material commitments for capital expenditures. The Company believes its working capital is sufficient for the Company's present requirements. No material deficiency exists nor is one expected to exist in the Company's ability to meet its obligations.

      Current Ratio (Current Assets/Current Liabilities) at January 31,:

              2003         2002         2001         2000          1999
              ----         ----         ----         ----          ----

                9           20           29           47            46

      Liquidity Ratio (Total Assets/Total Liabilities) at January 31,:

              2003         2002         2001         2000          1999
              ----         ----         ----         ----          ----

               66          117           83          132           144

c)    Research and development, patents and licenses, etc.

      Not applicable.

d)    Trend information

      During December 1999, the Company experienced a larger than usual loss of tenancy caused when one major tenant decreased its tenancy by 18 percent. Although new tenants have not been found to fully replace the loss caused by that one tenant, to date, 32 percent of the 18 percent decrease by that tenant has been replaced by other tenants. Since that time, the demand for office space in the Cayman Islands has remained constant over the past three fiscal years. Management believes that the Company is well positioned to compete in the current market, particularly considering the prime locations of many of its properties and its well-established reputation for service.

Item 6 Directors, Senior Management and Employees

a)    Directors and senior management

                                     Position with        Director                 Business Experience During
              Name                     Company             Since                    Past Five Years, Country
      ---------------------     ----------------------    --------      -------------------------------------------------

      William McP. Christie     Director and Secretary     1954         Since 1954, Mr. Christie has been the Secretary
                                                                        and director of World Wide Ltd. In December
                                                                        1991, he retired from the law firm of Higgs and
                                                                        Johnson and assumed the Management of H.G.
                                                                        Christie Ltd. which he inherited in 1978 from
                                                                        the late Hon. Frank H. Christie.

      H. Bradley Armstrong      Director and President*    1997         Since 1997, director of World Wide Ltd. in
                                                                        George Town, Grand Cayman where he provides
                                                                        direction for daily operations of rental
                                                                        properties located in George Town, Grand Cayman
                                                                        and is responsible for policymaking within the
                                                                        company.  Since  1992, Mr. Armstrong has been a
                                                                        director of  Kern Valley Healthcare District in
                                                                        Lake Isabella, CA , an acute care hospital with
                                                                        a skilled nursing facility with in-house
                                                                        Emergency, Lab, Radiology and Surgery
                                                                        Departments.  He is also the Chairman of
                                                                        Personnel and Policy Committee for past 12
                                                                        years.  From 1990 to 2001,  Mr. Armstrong was
                                                                        the owner and operator of Video Plus in  Lake
                                                                        Isabella, CA, a video sales and rentals company
                                                                        that specialized in retail computer hardware and
                                                                        software integration and had an in-house
                                                                        computer repair facility.

      Ivan Ebanks                  Director and Vice       2002         In December 2001, Mr. Ebanks  was appointed a
                                       President                        Director and Vice President of World Wide Ltd.
                                                                        Mr. Ebanks was the Maintenance Manager/Property
                                                                        Manager of West Wind Holdings Ltd. since August
                                                                        17, 1977.  In 2000, he was promoted to Senior
                                                                        Manager/Property Manger.

* Mr. Arni Sumarlidason, the President and a director since 1956 died on December 9, 2003. Mr. Armstrong was appointed President on December 12, 2003.

b)    Compensation

      During the year ended January 31, 2003, the Company and its subsidiaries paid $153,849 in aggregate compensation to all directors and officers as a group for services in all capacities.

c)    Board practices

      The Board meets at least once a year and by telephone as required. The terms of office expire at each Annual Meeting and all directors stand for reelection at each Annual Meeting. No directors have service contracts with the company. The Board has no audit committee or remuneration committee.

d)    Employees

      As at January 31, 2003 there were 5 full-time and 2 part-time employees. There have been no significant changes in recent years. There are no labor unions.

e)    Share ownership

      See Item 7 of this report.

Item 7 Major Shareholders and Related Party Transactions

a)    Major Shareholders

      The table below sets forth beneficial ownership of the Company's ADRs and ordinary shares by officers, directors of the Company and persons or entities holding more than 5% of the shares outstanding as of December 15, 2003. There is only one class of ordinary shares issued and each share entitles the holder to one vote. Each ADR entitle the holder to one ordinary share and has the same voting rights as the ordinary shares. Beneficial ownership percentages are based on total outstanding shares of 641,480 at December 15, 2003. Of that amount, 476,369 shares were ADRs. Management is not aware of any other shareholder that directly or indirectly owns in excess of 5% of these shares. The Company is not directly or indirectly owned or controlled by any government.

                                        Beneficial                Percent of
Name of Beneficial Owner                Ownership             Outstanding Shares
--------------------------------------------------------------------------------

Estate of Arni Sumarlidason       1,332 ADRs                        18.1%
                                  114,590 ordinary shares

Ivan Ebanks                       50,000 ordinary shares             7.8%

H. Bradley Armstrong              32,000 ADRs                          5%

Armstrong Family Trust            158,407 ADRs                      24.7%

Bank of Stockton                  40,000 ADRs                        6.2%

b)    Related Party Transactions

      During the year ended January 31, 2002, $250,000 was loaned to Ivan Ebanks, a director of the Company, for the purchase of shares. At January 31, 2003, $200,000 was outstanding. For the preceding three fiscal years there were no other related party transactions.

      During the years ended January 31, 2003, 2002 and 2001 the Company paid $20,000 ($20,000 and $15,000 respectively) to the directors for services provided. As at January 31, 2003, and 2002 the entire balance was unpaid.

      During the years ended January 31, 2003 and 2002, salaries and benefits totaling $133,849 $130,989 respectively were paid to two directors of the Company. During the year ended January 31, 2001, salaries and benefits totaling $90,000 were paid to a director of the Company. As at January 31, 2003 and 2002, these expenses were fully paid.

Item 8 Financial information

      Consolidated financial statements for the year ended January 31, 2003 have been attached to this report. The Company's dividend distribution policy is that dividends are declared at the sole discretion of the Board of Directors, when and if possible, out of the Company's profits. There were no material pending legal proceedings at January 31, 2003.

      See Item 18 of this report.

Item 9 The Offer and Listing

      The Company's shares are traded in the United States over-the-counter securities market in the form of American Depository Receipts, issued by Registrar and Transfer Company and each secured by one share of the Company's stock. Both the United States (through the ADRs) and non-United States trading markets for the ordinary shares of the Company totaled 641,480 shares during the year ended January 31, 2003.

      Sales prices during each of the last six full months are set forth in the following table:

       For the six months ended:                 High          Low

       June                                      10.10        10.10
       July                                      10.10        10.10
       August                                    10.10        10.10
       September                                 10.05        10.10
       October                                   10.05        10.05
       November                                  12.50        10.05

      Sales prices during each of the last five full fiscal years ended January 31, 2003 and 2002, are set forth in the following table:

       For each year ended January 31,           High          Low

       2003                                      13.50        10.55
       2002                                      13.75         9.50
       2001                                      12.25         8.50
       2000                                      13.75        10.50
       1999                                      13.75        12.00

      Sales prices during each quarterly period during the last two full fiscal years ended January 31, 2003 and 2002, are set forth in the following table:

       For the year ended January 31, 2003:      High          Low

       First Quarter                             12.20        12.10
       Second Quarter                            13.50        12.20
       Third Quarter                             12.60        12.35
       Fourth Quarter                            10.65        10.55

       For the year ended January 31, 2002:      High          Low

       First Quarter                             11.50         9.50
       Second Quarter                            13.75         9.75
       Third Quarter                             13.50        11.37
       Fourth Quarter                            12.10        11.50

      As of January 31, 2003, there were approximately 420 holders of record of the Company's ADRs and 14 holders of the Company's ordinary shares.

Item 10 Additional Information

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

      The Registered Agent of the Company is Higgs & Johnson, Nassau, Bahamas.

      The Company is authorized to engage in any act or activity that is not prohibited under any law for the time being in force in the Bahamas and without limiting the foregoing to engage in commercial real estate.

      The business and affairs of the Company are managed by the Directors. The Directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or any third party.

      The designations, powers, preferences, rights, qualifications, limitations and restrictions of each class and series of shares that the Company is authorized to issue is fixed by a resolution of Directors, but the Directors shall not allocate different rights as to voting, dividends, redemption or distributions on liquidation between the shares of the Company unless the Memorandum of Association is amended to create separate classes of shares and all shares in each separate class and series shall have identical rights as to voting, dividends, redemption and distributions.

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

Not applicable.

Item 12 Description of Securities Other than Equity Securities

Not applicable since filing as an annual report under the Exchange Act.

                                     PART II

Item 13 Defaults, Dividend, Arrearages and Delinquencies

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 Controls and Procedures

Based on management's evaluation as of a date within 90 days of this filing, they have concluded that the Company's disclosure controls and procedures are effective to ensure that the information required to be disclosed in this Form 20-F, as filed with the SEC, is recorded, processed, summarized and reported in a timely manner.

There have been no significant changes in the Company's internal controls of in other factors that could significantly affect these controls subsequent to the date of the evaluation. Therefore, no corrective action has been taken with respect to significant deficiencies and material weaknesses.

Item 16 Reserved

                                    PART III

Item 17 Financial Statements

See Item 18 of this Report.

Item 18 Financial Statements

Consolidated financial statements as of January 31, 2003 and 2002 and for each of the three years ended January 31, 2003, including the independent auditors' report of Deloitte & Touche dated December 3, 2003 are attached to this Form 20-F Annual Report. Accounting principles and methods adopted in the accounts, other than the consolidation of the joint venture, do not vary materially from accounting principles and methods generally accepted in the United States of America.

                          INDEX TO FINANCIAL STATEMENTS

The following audited consolidated financial statements and related documents are presented herein on the following pages:

                                                                            Page

Independent Auditors' Report..................................................14

Financial Statements.....................................................15 - 23

         Consolidated Balance Sheets..........................................15

         Consolidated Statements of Income and Retained Earnings..............16

         Consolidated Statements of Cash Flows................................17

         Notes to Consolidated Financial Statements......................18 - 23

Deloitte.                                                      Deloitte & Touche
                                                               One Capital Place
                                                                  PO Box 1787 GT
                                                                    Grand Cayman
                                                                  Cayman Islands
                                                            Tel 1 (345) 949 7500
                                                            Fax 1 (345) 949 8238
                                                             cayman@deloitte.com
                                                                www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
World Wide Limited

We have audited the accompanying consolidated balance sheets of World Wide Limited and subsidiary (the "Company") as of January 31, 2003 and 2002, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended January 31, 2003 (all expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of World Wide Limited and subsidiary as of January 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003 in accordance with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States of America. As discussed in Note 7, the Company accounts for a material joint venture in accordance with the proportionate method of consolidation as permitted under International Financial Reporting Standards. In our opinion, accounting principles generally accepted in the United States of America require that such joint venture be accounted for using the equity method of accounting. As allowed under Item 17 of Form 20-F, the Company has omitted differences in classification and display that result from using the proportionate method of consolidation and has provided summarized balance sheet and income statement information in Note 7. The application of accounting principles generally accepted in the United States of America would not have materially affected the determination of net income for each of the three years in the period ended January 31, 2003 and the determination of shareholders' equity as of January 31, 2003 and 2002.

As discussed in Note 11, the accompanying January 31, 2002 consolidated financial statements have been restated.

/s/ Deloitte & Touche

December 3, 2003

                                                                A member firm of
Audit.Tax.Consulting.Financial Advisory                 Deloitte Touche Tohmatsu

                               WORLD WIDE LIMITED
                           Consolidated Balance Sheets
                            January 31, 2003 and 2002
                      (expressed in United States dollars )
--------------------------------------------------------------------------------

                                                                                    2002
                                                                            As restated,
                                                                     2003    See Note 11
                                                              -----------   ------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                   $   920,675    $ 1,249,126
  Accounts receivable                                             184,228        244,335
  Prepaid expenses                                                 71,550             --
                                                              -----------    -----------
                                                                1,176,453      1,493,461

PROPERTY AND EQUIPMENT (Note 3)                                 7,317,379      7,299,633
                                                              -----------    -----------

                                                              $ 8,493,832    $ 8,793,094
                                                              ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Notes 4 and 9)    $   132,257    $    77,468
                                                              -----------    -----------

SHAREHOLDERS' EQUITY
  Share capital (Note 5)                                        2,355,872      2,355,872
  Due from director (Notes 5 and 6)                              (200,000)      (250,000)
  Retained earnings                                             6,205,703      6,609,754
                                                              -----------    -----------

                                                                8,361,575      8,715,626
                                                              -----------    -----------

                                                              $ 8,493,832    $ 8,793,094
                                                              ===========    ===========

                 See notes to consolidated financial statements

                             Approved by the Board:


Ivan Ebanks                Director         Peter Christie              Director
--------------------------                  ---------------------------

                               WORLD WIDE LIMITED
             Consolidated Statements of Income and Retained Earnings
               for the years ended January 31, 2003, 2002 and 2001
                      (expressed in United States dollars )
--------------------------------------------------------------------------------

                                             2003           2002           2001
                                      -----------    -----------    -----------

OPERATING REVENUE
  Property rental (Note 8)            $ 1,419,831    $ 1,432,744    $ 1,428,658
                                      -----------    -----------    -----------

OPERATING AND OTHER EXPENSES
  Operating                             1,036,982        857,408        807,317
  Depreciation (Note 3)                   159,817        162,463        179,665
                                      -----------    -----------    -----------
                                        1,196,799      1,019,871        986,982
                                      -----------    -----------    -----------

INCOME FROM OPERATIONS                    223,032        412,873        441,676
                                      -----------    -----------    -----------

OTHER INCOME
  Interest and other                        5,826         76,633        190,474
  Parking lot rental fees                   8,571         17,768         25,714
                                      -----------    -----------    -----------

                                           14,397         94,401        216,188
                                      -----------    -----------    -----------

NET INCOME                                237,429        507,274        657,864

RETAINED EARNINGS, BEGINNING OF YEAR    6,609,754      9,207,750      9,584,976

DIVIDENDS                                (641,480)    (3,105,270)    (1,035,090)
                                      -----------    -----------    -----------

RETAINED EARNINGS, END OF YEAR        $ 6,205,703    $ 6,609,754    $ 9,207,750
                                      ===========    ===========    ===========

EARNINGS PER SHARE (Note 2)           $      0.37    $      0.84    $      1.11
                                      ===========    ===========    ===========

                 See notes to consolidated financial statements

                               WORLD WIDE LIMITED
                      Consolidated Statements of Cash Flows
               for the years ended January 31, 2003, 2002 and 2001
                      (expressed in United States dollars)
--------------------------------------------------------------------------------

                                                        2003           2002           2001
                                                 -----------    -----------    -----------

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
  Net income                                     $   237,429    $   507,274    $   657,864
  Adjustment for item not involving the
    movement of cash:
    Depreciation                                     159,817        162,463        179,665
                                                 -----------    -----------    -----------

                                                     397,246        669,737        837,529
Changes in non-cash operating assets
    and liabilities:
    Accounts receivable                               60,107         90,200       (131,501)
    Prepaid expenses                                 (71,550)         5,460          3,809
    Accounts payable and accrued liabilities          54,789        (59,883)        48,115
                                                 -----------    -----------    -----------

                                                     440,592        705,514        757,952
                                                 -----------    -----------    -----------

INVESTING ACTIVITIES
  Purchase of property and equipment                (177,563)            --        (11,322)
                                                 -----------    -----------    -----------

FINANCING ACTIVITIES
  Dividends paid                                    (641,480)    (3,105,270)    (1,035,090)
  Due from director                                   50,000             --             --
                                                 -----------    -----------    -----------

                                                    (591,480)    (3,105,270)    (1,035,090)
                                                 -----------    -----------    -----------

DECREASE IN CASH AND CASH
  EQUIVALENTS                                       (328,451)    (2,399,756)      (288,460)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                1,249,126      3,648,882      3,937,342
                                                 -----------    -----------    -----------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                    $   920,675    $ 1,249,126    $ 3,648,882
                                                 ===========    ===========    ===========

SUPPLEMENTARY INFORMATION:
  Income taxes paid                              $        --    $        --    $        --
  Interest paid                                           --             --             --
                                                 ===========    ===========    ===========

                                                 $        --    $        --    $        --
                                                 ===========    ===========    ===========

                 See notes to consolidated financial statements

                               WORLD WIDE LIMITED
                   Notes to Consolidated Financial Statements
               for the years ended January 31, 2003, 2002 and 2001
                (expressed in United States dollars )(continued)
--------------------------------------------------------------------------------

1.    GENERAL

      World Wide Limited was incorporated in the Commonwealth of the Bahamas where no income or capital gains taxes are levied. The Company is publicly owned and its shares are traded in the United States of America over-the-counter securities market in the form of American Depository Receipts.

      The Company's main activity is the ownership and rental of real estate in the Cayman Islands where the Company has its executive offices.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect the following policies:

      Principles of consolidation

      The consolidated financial statements include the accounts of World Wide Limited and its wholly-owned subsidiary West Wind Holdings Limited (the "Company").

      West Wind Holdings Limited is an active company which holds all the operating assets of the consolidated entity. Intercompany transactions have been eliminated on consolidation.

      Interests in joint ventures

      The Company's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the financial statements of the Company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Company's share of the output of jointly controlled assets, and its share of joint venture expenses, are recognized when it is probable that the economic benefits associated with the transactions will flow to/from the Company and their amount can be reliably measured.

      Cash and cash equivalents

      Short-term deposits with a maturity of three months or less are considered to be cash and cash equivalents.

      Foreign currency transactions

      The consolidated financial statements are presented in United States dollars which is the functional currency of the Company. Transactions during the year and assets, liabilities and retained earnings at the balance sheet date denominated in Cayman Islands dollars have been translated into United States dollars at the fixed rate of CI$1.00 = US$0.84.

      Accounts receivable

      The Company evaluates its receivables for collectibility on an on-going basis. The allowance for doubtful accounts is estimated by management based on the evaluation of the likelihood of success in collecting the receivables and historical collection experience. At January 31, 2003 and 2002, all accounts receivable were estimated to be collectible and no allowance for doubtful accounts was recorded.

      Property and equipment

      Property and equipment are recorded at historical cost and depreciated over their estimated useful lives as follows:

            Buildings                 25-50 years, straight-line
            Equipment                  5-10 years, straight-line

      Revenue recognition

      The Company recognizes rental income on a straight line basis over the term of each lease. There are no scheduled increases or decreases in the lease payments.

      Earnings per share

      The basic earnings per share are equal to dilutive earnings per share as the Company has not issued potentially dilutive securities.

      Earnings per share are calculated on the basis of the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year ended January 31, 2003 is 641,480 (2002: 603,980; 2001: 591,480).

      Fair value of financial instruments

      The carrying value of financial instruments approximates their fair value principally due to the short-term nature of such instruments. The Company does not have a significant concentration of credit risk.

      Use of estimates

      The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    PROPERTY AND EQUIPMENT

      All property and equipment is located in the Cayman Islands.

                                         Land     Buildings     Equipment         Total
                                  -----------   -----------   -----------   -----------
      Cost:

      At January 31, 2001         $ 2,753,886   $ 7,405,191   $   470,600   $10,629,677
      Additions                            --            --            --            --
                                  -----------   -----------   -----------   -----------

      At January 31, 2002           2,753,886     7,405,191       470,600    10,629,677
      Additions                            --            --       177,563       177,563
                                  -----------   -----------   -----------   -----------

      At January 31, 2003           2,753,886     7,405,191       648,163    10,807,240
                                  -----------   -----------   -----------   -----------

      Accumulated depreciation:

      At January 31, 2000                  --     2,596,924       390,992     2,987,916
      Depreciation expense                 --       166,078        13,587       179,665
                                  -----------   -----------   -----------   -----------

      At January 31, 2001                  --     2,763,002       404,579     3,167,581
      Depreciation expense                 --       150,412        12,051       162,463
                                  -----------   -----------   -----------   -----------

      At January 31, 2002                  --     2,913,414       416,630     3,330,044
      Depreciation expense                 --       147,416        12,401       159,817
                                  -----------   -----------   -----------   -----------

      At January 31, 2003                  --     3,060,830       429,031     3,489,861
                                  -----------   -----------   -----------   -----------

      Net book value:

      At January 31, 2003         $ 2,753,886   $ 4,344,361   $   219,132   $ 7,317,379
                                  ===========   ===========   ===========   ===========

      At January 31, 2002         $ 2,753,886   $ 4,491,777   $    53,970   $ 7,299,633
                                  ===========   ===========   ===========   ===========

      At January 31, 2001         $ 2,753,886   $ 4,642,189   $    66,021   $ 7,462,096
                                  ===========   ===========   ===========   ===========

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Detail of accounts payable and accrued liabilities is as follows:

                                                                2003        2002
                                                            --------    --------

Utilities                                                   $ 34,563    $     --
Other                                                         21,765      16,971
Directors' fees                                               20,000      20,000
Air conditioning services                                     17,449          --
Audit and legal                                               16,753      21,399
Accounts payable of the joint venture                         13,554       2,464
Unclaimed dividends                                            8,191       7,687
Registered office services                                        --       8,947
                                                            --------    --------

                                                            $132,257    $ 77,468
                                                            ========    ========

5.    SHARE CAPITAL

                                                               2003         2002
                                                         ----------   ----------
Authorized:
2,000,000 shares of Bahamian $2.86 par value each

Issued:
Par value of 641,480 (2002: 641,480) shares              $  641,480   $  641,480
Additional Paid-in capital                                1,714,392    1,714,392
                                                         ----------   ----------

                                                         $2,355,872   $2,355,872
                                                         ==========   ==========

During the year ended January 31, 2002, 50,000 shares were issued to a director of the Company (the "Purchaser") for $5 per share. The total consideration of $250,000 is payable by the Purchaser in annual installments equal to the amount of the annual dividend declared in respect to the said shares, not exceeding $50,000, commencing November 10, 2002 free of interest. The Purchaser has the right to any dividends paid on these shares.

6.    DUE FROM DIRECTOR

As discussed in Note 5, during the year ended January 31, 2002, 50,000 shares were issued to a director of the Company for a total consideration of $250,000. As at January 31, 2003, $200,000 was unpaid (2002: $250,000).

7.    JOINT VENTURE

The Company has a 69% share in the ownership of a property located in George Town, Grand Cayman, Cayman Islands. The Company is entitled to a proportionate share of the rental income received and bears a proportionate share of the operating expenses. In accordance with the joint venture agreement dated November 9, 1989, all parties have equal voting rights, and as such, the Company does not have control over the joint venture.

The following amounts are included in the Company's financial statements as a result of the proportionate consolidation in the joint venture:

                                                  2003         2002         2001
                                            ----------   ----------   ----------

Current assets                              $   48,727   $    3,397
                                            ==========   ==========

Long-term assets                            $1,927,549   $1,961,010
                                            ==========   ==========

Current liabilities                         $   13,554   $    2,464
                                            ==========   ==========

Operating revenue                           $  190,112   $  289,964   $  305,453
                                            ==========   ==========   ==========

Operating and other expenses                $  117,950   $   77,736   $   60,000
                                            ==========   ==========   ==========

8.    PROPERTY RENTAL

The Company has formally entered into leasing arrangements with nine tenants of its buildings. The leases are generally for a period of three to seven years. Rent is charged based on square footage at a rate of $19.65 to $30.00 per square foot. In addition, the Company has approximately nineteen tenants which do not have a formal lease agreement in place. These tenants are generally operating under the terms and conditions of a previously expired lease agreement.

The future minimum rental payments to be received under non-cancelable operating leases are as follows:

     o    Due is less than one year                   $ 298,709
     o    Due in one-five years                         469,528
     o    Due in more than 5 years                           --
                                                      ---------

                                                      $ 768,237
                                                      =========

9.    RELATED PARTY TRANSACTIONS

At January 31, 2003, directors of the Company owned 196,587 (2002: 196,587) shares of the Company.

During the years ended January 31, 2003, 2002 and 2001 the Company paid $20,000 ($20,000 and $15,000 respectively) to the directors for services provided. As at January 31, 2003, and 2002 the entire balance was unpaid.

During the years ended January 31, 2003 and 2002, salaries and benefits totaling $133,849 $130,989 respectively were paid to two directors of the Company. During the year ended January 31, 2001, salaries and benefits totaling $90,000 were paid to a director of the Company. As at January 31, 2003 and 2002, these expenses were fully paid.

10.   COMPARATIVE FIGURES

Certain prior year figures have been reclassified to conform with the current year presentation.

11.   RESTATEMENT OF PRIOR YEAR FIGURES

Subsequent to the issuance of the Company's January 31, 2002 consolidated financial statements, management determined that the "Due from director" asset balance should have been classified as a deduction of shareholders' equity rather than as an asset. As a result, assets and shareholders' equity have been restated from the amounts previously reported to classify the "Due from director" as a deduction of shareholders' equity.

The effect of the restatement is shown in the table below:

                                                          As of January 31, 2002
                                                  ------------------------------
                                                  As previously
                                                       reported      As restated
                                                  -------------    -------------
CURRENT ASSETS
       Due from director                           $   50,000       $       --

DUE FROM DIRECTOR                                     200,000               --
                                                   ----------       ----------

                                                   $  250,000       $       --
                                                   ==========       ==========

SHAREHOLDERS' EQUITY
       Due from director                           $       --       $ (250,000)
                                                   ==========       ==========

There was no effect on results of operations for any of the three years in the period ended January 31, 2003.

12.   SUBSEQUENT EVENTS

On July 9, 2003 a dividend of $0.25 per share was paid for each share issued and outstanding.

Item 19 Exhibits

Exhibit No.    Description of Exhibit                       Reference

1.1            Certificate of Continuation                  Filed herewith

1.2            Memorandum and Articles of Association       Filed herewith

8.1            Significant Subsidiaries                     Set forth in Item 4 of this Form

12.1           Certification dated December 19, 2003        Certification Pursuant to Section 302
                                                            of the Sarbanes-Oxley Act of 2002
                                                            (filed herewith)

12.2           Certification dated December 19, 2003        Certification Pursuant to Section 302
                                                            of the Sarbanes-Oxley Act of 2002
                                                            (filed herewith)

13.1           Certification dated December 19, 2003        Certification Pursuant to 18 U.S.C.
                                                            Section 1350, as Adopted Pursuant to
                                                            Section 906 of The Sarbanes-Oxley Act
                                                            of 2002 (filed herewith)

13.2           Certification dated December 19, 2003        Certification Pursuant to 18 U.S.C.
                                                            Section 1350, as Adopted Pursuant to
                                                            Section 906 of The Sarbanes-Oxley Act
                                                            of 2002 (filed herewith)

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                                 WORLD WIDE LIMITED

December 19, 2003

                                                 /s/ Ivan Ebanks
                                                 -------------------------------
                                                 Ivan Ebanks, CEO